SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol Announces Its Results for the Second Quarter and First Half of 2012

•	The consolidated average production (Ecopetrol S.A. plus interests in affiliates and subsidiaries) in the second quarter of 2012 increased by 4.8% compared to the second quarter of 2011.
•	Revenues, operating income, EBITDA[1] and net income of Ecopetrol S.A. in the second quarter of 2012 increased by 6.7%, 7.0%, 2.6% and 7.6%, respectively, compared to the second quarter of 2011.
•	Ecopetrol S.A.’s net income for the second quarter was COP$3,675.3 billion, equivalent to COP$89.39 per share.
•	Revenues, operating income, EBITDA[1] and net income of Ecopetrol S.A. in the first semester of 2012 increased by 15.0%, 17.3%, 13.2% and 17.6%, respectively, compared to the first semester of 2011.

BOGOTA, July 24, 2012. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the second quarter and first half of 2012, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública - RCP) of Colombia’s General Accounting Office.

Some figures in this report are presented in U.S. dollars (US$) where indicated. The tables shown in the body of the report have been rounded to one digit. Figures presented in COP$ billion are equivalent to COP$ one thousand million.

Ecopetrol S.A. Financial Results Highlights

Unconsolidated
(COP$ Billion)	2Q 2012 *	2Q 2011 *	Var. %	1H 2012*	1H 2011*	Var. %
Total sales	14,796.0	13,868.4	6.7%	30,241.5	26,304.7	15.0%
Operating profit	6,001.1	5,609.2	7.0%	12,905.6	10,999.9	17.3%
Net Income	3,675.3	3,414.3	7.6%	8,018.7	6,818.9	17.6%
Earnings per share (COP$)	89.39	84.36	6.0%	195.02	168.48	15.8%
EBITDA	7,056.6	6,880.9	2.6%	15,175.9	13,407.1	13.2%
EBITDA Margin	48%	50%		50%	51%

Consolidated
(COP$ Billion)	2Q 2012 *	2Q 2011 *	Var. %	1H 2012*	1H 2011*	Var. %
Total sales	16,509.2	16,264.8	1.5%	34,537.2	30,689.5	12.5%
Operating profit	6,185.0	6,059.8	2.1%	13,699.2	11,756.8	16.5%
Net Income	3,657.1	3,751.4	(2.5)%	7,931.2	6,861.6	15.6%
EBITDA	7,456.3	7,617.5	(2.1)%	16,235.5	14,525.1	11.8%
EBITDA Margin	45%	47%		47%	47%

* Not audited, for illustration purposes only

1 Earnings before taxes, interest, depreciation and amortizations

1

Ecopetrol S.A.’s CEO, Javier Gutiérrez stated:

“In the second quarter of 2012, Ecopetrol S.A., including its subsidiaries and affiliates, achieved key milestones in its strategic goals despite certain operational restrictions and lower international hydrocarbon prices. With specific reference to this quarter, I highlight the following results:

First, the growth in sales, net income and EBITDA compared to the second quarter of 2011. These results are the product of strong operations that helped sustain growth in volumes produced and sold. Production growth was complemented by some effective cost control initiatives that allowed net margins and EBITDA to remain almost unchanged despite the drop in sales prices of crude and products in the past twelve months.

The second major milestone is the continued improvement in Health, Safety and Environment (HSE), as a result of permanent quality and safety initiatives throughout our operations.

Finally, the third major milestone is the incorporation of Cenit S.A.S., a wholly owned subsidiary specialized in hydrocarbon transport and logistics in Colombia, that will allow the country to expand and strengthen its network of oil and product lines as well as storage facilities, meeting the challenge of rising production of the oil and gas companies operating in our country, including Ecopetrol.

In summary, during this second quarter, Ecopetrol, its subsidiaries and affiliates, maintained the growing trend of its operations despite some difficulties in the business environment, both locally and internationally. This is a clear evidence of the decision and effort of our companies to achieve the goals set in our strategic plan.”

2

Ecopetrol Announces Its Results for the Second Quarter and First Half of 2012

Table of contents

I. Financial and operating results		4
a.	Availability of crude and products	4
b.	Ecopetrol S.A. sales volume	5
c.	Crude and product prices	7
d.	Financial results	7
e.	Ecopetrol S.A.’s cash flow *	9
f.	Ecopetrol S.A. segment results	9
g.	Ecopetrol S.A. balance sheet	11
II. Business aspects		12
a.	Investment plan	12
b.	Exploration	12
c.	Production	14
d.	Refining	16
e.	Transportation	17
f.	Biofuels	19
III. Organizational Consolidation, Social Corporate Responsibility and Corporate Government		20
a.	Organizational consolidation	20
b.	Corporate Responsibility	20
IV. Consolidated financial results[2]		21
V. Conference calls		23
VI. Exhibits		25
VII. Subsidiaries results		31

3

I. Financial and operating results

a.	Availability of crude and products

The availability of Ecopetrol S.A.’s crude oil and products is summarized in the following exhibit:

Ecopetrol S.A. (unconsolidated)

Gross oil and gas production

(MBOED)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	597.5	577.7	3.4%	588.4	557.4	5.6%
Natural Gas	111.9	96.7	15.7%	110.3	97.7	12.9%
Total	709.4	674.4	5.2%	698.7	655.1	6.7%

(-) Royalties
(MBOED)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	90.0	88.6	1.6%	87.7	85.7	2.3%
Natural Gas	21.7	20.5	5.9%	21.5	20.6	4.4%
Total	111.7	109.1	2.4%	109.2	106.3	2.7%

(=) Net oil and gas production
(MBOED)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crudo	507.5	489.1	3.8%	500.7	471.7	6.1%
Gas natural	90.2	76.2	18.4%	88.8	77.1	15.2%
Total	597.7	565.3	5.7%	589.5	548.8	7.4%

Local Purchase volume (MBOED)*	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	196.5	192.0	2.3%	196.5	181.8	8.1%
Products	14.0	5.6	150.0%	10.4	6.3	65.1%
Natural Gas	27.1	37.2	(27.2)%	27.5	36.3	(24.2)%
Total	237.6	234.8	1.2%	234.4	224.4	4.5%

Imports volume (MBD)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Products	99.3	72.1	37.7%	98.0	71.2	37.6%

* Purchase volume includes royalties from Ecopetrol and other companies

The following were the highlights of the second quarter of the year:

•	Higher purchases of: 1) crude oil diluent and naphtha for transporting heavy crudes, 2) jet and diesel for recovering inventories and meeting increased national demand due to lower production at the Barrancabermeja Refinery during turnaround schedules in the months of January and April.

•	Lower purchases of gas given that, starting in January 2012, other gas producers were authorized to sign commercialization agreements to sell royalties (Decree 2100 of 2011).

4

b.	Ecopetrol S.A. sales volume

The following exhibit summarizes sales volumes:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (MBOED)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	10.3	4.2	145.2%	9.3	3.2	190.6%
Natural Gas	63.6	68.3	(6.9)%	60.5	70.4	(14.1)%
Gasoline	69.7	63.0	10.6%	68.0	65.8	3.3%
Medium Distillates	113.1	108.8	4.0%	110.6	107.1	3.3%
LPG and Propane	15.6	14.8	5.4%	15.9	15.9	0.0%
Fuel Oil	1.6	0.5	220.0%	1.9	0.6	216.7%
Industrial and Petrochemical	12.9	16.1	(19.9)%	13.8	16.4	(15.9)%
Total Local Sales	286.8	275.7	4.0%	280.0	279.4	0.2%

Export sales volume (MBOED)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	456.1	385.1	18.4%	448.8	385.4	16.5%
Products	51.9	60.1	(13.6)%	52.8	55.8	(5.4)%
Natural Gas	26.7	24.0	11.3%	27.9	22.5	24.0%
Total Export Sales	534.7	469.2	14.0%	529.5	463.7	14.2%

Sales to free trade zone (MBOED)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	71.6	76.0	(5.8)%	70.1	77.2	(9.2)%
Products	3.3	2.3	43.5%	3.1	2.4	29.2%
Natural Gas	6.2	2.4	158.3%	4.1	2.4	70.8%
Total sales to free trade zone	81.1	80.7	0.5%	77.3	82.0	(5.7)%

Total sales volume	902.6	825.6	9.3%	886.8	825.1	7.5%

International market (59% of the second quarter of 2012 sales, 68% including sales to Free Trade Zone: Reficar S.A. and Celsia.):

The increase in volume exported by Ecopetrol was primarily the result of:

•	Crude: greater volume available and exported of Vasconia and Magdalena crude.

•	Natural gas:
o	Higher sales to PDVSA.
o	Higher availability of volumes for sale due to lower requirements from the Caribbean Coast thermal sector.
o	Increases in Free Zone sales due to the conversion of the Celsia thermal plant into a Free Trade Zone in April 2012 (for accounting purposes in 2011, the plant fell under local sales).
o	Greater purchases from Reficar due to turnaround schedules at the Cartagena Refinery cracking unit which decreased the internal gas production.

5

The following is a summary of the main destinations of crude and product exports (not including natural gas). Among the most important trends were the increase in crude sales to the United States and Europe, and the increase in product sales to the Caribbean and the Far East.

Export destinations: Crudes
Destination	2Q12	2Q11	1H12	1H11
U.S. Gulf Coast	51.8%	44.7%	50.0%	47.1%
Far East	20.0%	24.1%	20.6%	27.2%
Caribbean	4.1%	7.0%	2.5%	2.8%
U.S. West Coast	8.2%	11.4%	10.2%	11.5%
South America	4.4%	9.6%	5.2%	6.8%
Europe	7.2%	1.4%	7.2%	2.2%
Central America	1.9%	1.8%	1.0%	1.7%
Canada	1.3%	0.0%	0.6%	0.7%
U.S. Atlantic Coast	1.1%	0.0%	2.7%	0.0%
	100.0%	100.0%	100.0%	100.0%

Export destinations: Products
Destination	2Q12	2Q11	1H12	1H11
U.S. Gulf Coast	11.2%	32.3%	21.4%	35.9%
Caribbean	39.9%	20.2%	40.5%	36.2%
U.S. Atlantic Coast	6.7%	7.5%	8.6%	17.1%
South America	0.0%	0.0%	0.0%	2.0%
Central America	1.2%	1.2%	1.0%	1.9%
Far East	41.0%	32.5%	28.4%	3.5%
Europe	0.0%	6.3%	0.0%	3.4%
U.S. West Coast	0.0%	0.0%	0.1%	0.0%
	100.0%	100.0%	100.0%	100.0%

Market in Colombia (41% of sales in the second quarter of 2012, 32% excluding sales to Free Trade Zone: Reficar S.A. and Celsia):

The increase in local sales volume in the second quarter of 2012 was primarily the net result of:

1)	Higher sales volumes of the following products:

•	Crude oil: higher demand in the marine fuel market.

•	Gasoline: higher demand and client inventory recovery during the months of May and June of 2012.

•	Medium distillates: increase of jet fuel and diesel sales due to a greater demand driven by Colombia’s economic growth (mainly mining and air travel).

•	Fuel oil: higher volumes produced and available for sale.

2)	Lower sales volumes of the following products:

•	Natural gas: Ecopetrol is no longer selling royalties from fields of other producers.

•	Petrochemicals and industrial products: lower production of: 1) polyethylene as a result of the reduced supply of ethylene (raw material) due to turnaround schedules at the cracking units; 2) aromatics, due to turnaround schedules at the process units; and 3) IFO’s for marine fuels due to the priority of crude dilution.

6

c.	Crude and product prices

Prices	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
WTI (average) (US$/Bl)	93.5	102.5	(8.8)%	98.2	98.4	(0.2)%
Brent (average) (US$/Bl)	108.9	117.1	(7.0)%	113.6	111.2	2.2%
Export crude oil basket (US$/Bl)	100.7	104.2	(3.4)%	106.2	96.7	9.8%
Crudes sold to free trade zone* (US$/Bl)	105.0	111.3	(5.7)%	110.0	102.7	7.1%
Export products basket (US$/Bl)	96.8	99.6	(2.8)%	101.7	94.5	7.6%
Products sold to free trade zone* (US$/Bl)	75.2	123.4	(39.1)%	80.6	115.1	(30.0)%
Natural gas basket (US$/MMBTU)	5.8	4.3	34.9%	5.8	4.2	38.1%
Gas sold to free trade zone* (US$/MMBTU)	5.6	4.2	33.3%	5.6	4.2	33.3%

* Free trade zone = Reficar S.A.

Crude Oil:

During the second quarter of the year, the price of the export basket decreased in line with the fall of the international crude benchmarks for Colombia.

During the second quarter of the year, the export basket of crudes was indexed to Brent (77%), Maya (21%) and Platts No. 6 of 3% USGC (2%).

Products:

Product sales prices to Free Trade Zones decreased as a result of the lower propylene price index, which was caused by a decline in world demand for derivatives of this product.

d.	Financial results

Unconsolidated Income Statement
(COP$ Billion)	2Q 2012 *	2Q 2011 *	∆ (%)	1H 2012*	1H 2011*	∆ (%)
Local Sales	4,630.1	4,459.4	3.8%	9,226.9	8,586.0	7.5%
Export Sales	8,463.5	7,617.6	11.1%	17,595.7	14,274.9	23.3%
Sales to free trade zone	1,295.3	1,440.5	(10.1)%	2,643.0	2,743.0	(3.6)%
Sales of services	407.1	350.9	16.0%	775.9	700.8	10.7%
Total Sales	14,796.0	13,868.4	6.7%	30,241.5	26,304.7	15.0%
Variable Costs	6,517.2	6,190.9	5.3%	12,953.5	11,164.6	16.0%
Fixed Costs	1,790.7	1,619.5	10.6%	3,321.1	2,897.3	14.6%
Cost of Sales	8,307.9	7,810.4	6.4%	16,274.6	14,061.9	15.7%
Gross profit	6,488.1	6,058.0	7.1%	13,966.9	12,242.8	14.1%
Operating Expenses	487.0	448.8	8.5%	1,061.3	1,242.9	(14.6)%
Operating Profit	6,001.1	5,609.2	7.0%	12,905.6	10,999.9	17.3%
Non Operating Loss	(470.0)	(629.1)	(25.3)%	(960.0)	(927.6)	3.5%
Income tax	1,855.8	1,565.8	18.5%	3,926.9	3,253.4	20.7%
Net Income	3,675.3	3,414.3	7.6%	8,018.7	6,818.9	17.6%

Earnings per share (COP$)	89.4	84.4	6.0%	195.0	168.5	15.8%
EBITDA	7,056.6	6,880.9	2.6%	15,175.9	13,407.1	13.2%
EBITDA Margin	48%	50%		50%	51%

* Not audited, for illustration purposes only

7

Operating revenue for the second quarter of 2012 increased 6.7% compared to the same period in 2011, due primarily to a 14.0 % growth in export volumes (not including Free Trade Zones) and a 4.0% increase in local sales volumes. Higher volumes helped offset the drop in prices of the export crude and the product basket during the second quarter of 2012, when compared to the same period of 2011.

Sales to Free Trade Zones fell in the second quarter of 2012, from lower deliveries of Caño Limón crude. .

Cost of sales in the second quarter of 2012 increased by 6.4% compared to the same quarter of 2011, owing mainly to a 10.6% in fixed costs compared to the same quarter of 2011. This rise in fixed costs, was due primarily to greater operating activity reflected in the higher use of contracted services, both in direct operations as well as through partnership contracts, higher labor costs and infrastructure maintenance.

Variable costs rose by 5.3% given the increase in imported volumes, primarily diluent naphtha for transporting heavy crude, as well as low sulfur diesel at higher reference prices, off set by higher capitalized cost of inventories. The cost of transportation services also rose due to higher exported volumes.

In the second quarter of 2012, operating expenses rose 8.5% compared to the same period in 2011. The increase was primarily the result of the agreements with military forces for protection of transport systems and production infrastructure.

The operating margin for the second quarter of 2012 was 40.56% compared to 40.45% in the second quarter of 2011.

The lower non-operating loss in the second quarter of 2012 is explained by a lower exchange rate difference loss and lower hedging expenses (during the second quarter of 2012 there were no operating hedges outstanding). The lower expenses offset the higher provision expenditure mainly from by the lower return of the portfolios that fund the company’s pension liability.

The increase in the income tax provision in 2012, compared to the second quarter of 2011, was mainly the result of an increase in pre-tax earnings.

The effect of better prices, higher production and the effectiveness of certain cost-control initiatives were the drivers of the 7.6% increase in Ecopetrol’s net income, compared to the second quarter of 2011.

EBITDA in the second quarter of 2012 was COP$7,057 billion, equivalent to an EBITDA margin of 48%.

8

e.	Ecopetrol S.A.’s cash flow *

COP$ Billion	2Q 2012	2Q 2011	1H 2012	1H 2011
Initial Cash	17,402.9	8,504.2	9,238.0	5,479.4
Cash generated from operations (+)	14,832.5	13,609.5	31,346.8	24,734.1
Cash used in operations (-)	(16,291.2)	(10,397.9)	(23,499.0)	(16,331.3)
Capex (-)	(2,195.4)	(1,946.7)	(3,534.2)	(3,503.1)
Acquisitions (-)	-	-	-	(768.9)
Dividend payments (-)	(4,919.3)	(1,983.1)	(4,919.3)	(1,983.1)
Equity offering (+)	45.8	-	166.8	-
New debt (+)	-	-	-	-
Other inflows (+/-)	312.7	406.5	916.6	585.5
Fx differences (+)	84.4	(275.8)	(443.3)	(295.9)
Final Cash	9,272.4	7,916.7	9,272.4	7,916.7

*For report purposes, balances in dollars are converted monthly to pesos at the average exchange rate. The initial cash position for each quarter is calculated based on the average rate for the first month and the final position is calculated based on the average rate for the last month of the respective quarter.

As of June 30, 2012, Ecopetrol had COP$9,272 billion in cash and portfolio investments.

f.	Ecopetrol S.A. segment results

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Sales and Marketing
	2Q-12	2Q-11	2Q-12	2Q-11	2Q-12	2Q-11	2Q-12	2Q-11
Domestic Sales	3,674.9	3,902.4	4,265.5	4,213.6	621.5	573.9	253.4	338.0
International Sales	5,763.0	4,896.8	753.9	966.9	-	-	3,242.1	3,194.4
Total Sales	9,437.9	8,799.2	5,019.4	5,180.5	621.5	573.9	3,495.5	3,532.4
Operating Income/Loss	5,674.4	5,299.3	126.4	(59.1)	124.5	149.9	76.0	107.0
Operating Margin	60.1%	60.2%	2.5%	(1.1)%	20.0%	26.1%	2.2%	3.0%
Net Income/Loss	3,773.1	3,404.1	(201.8)	(105.0)	99.2	152.2	5.0	(37.0)
Net Margin	40.0%	38.7%	(4.0)%	(2.0)%	16.0%	26.5%	0.1%	(1.0)%
EBITDA	6,503.5	6,488.5	252.3	54.8	219.4	228.9	81.4	108.6
Ebitda Margin	68.9%	73.7%	5.0%	1.1%	35.3%	39.9%	2.3%	3.1%

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Sales and Marketing
	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011	1H 2012	1H 2011
Domestic Sales	7,565.3	7,292.7	8,554.6	8,042.9	1,258.6	1,106.6	551.2	607.3
International Sales	11,907.7	9,592.4	1,665.6	1,740.0	-	-	6,665.5	5,685.6
Total Sales	19,473.0	16,885.1	10,220.1	9,782.9	1,258.6	1,106.6	7,216.7	6,292.9
Operating Income/Loss	12,362.4	10,088.3	(38.1)	142.0	396.2	381.1	184.8	299.6
Operating Margin	63.5%	59.7%	(0.4)%	1.5%	31.5%	34.4%	2.6%	4.8%
Net Income/Loss	8,143.6	6,636.3	(358.1)	(152.2)	186.9	262.5	46.2	72.4
Net Margin	41.8%	39.3%	(3.5)%	(1.6)%	14.8%	23.7%	0.6%	1.1%
EBITDA	14,197.0	12,197.4	209.4	370.3	576.9	536.6	192.6	302.8
Ebitda Margin	72.9%	72.2%	2.0%	3.8%	45.8%	48.5%	2.7%	4.8%

Note: The report by segment is based on transfer prices between business units, using as reference export parity prices. In line with the change in methodology, in 2011 a reclassification took place for the transportation segment, by which transportation services from third parties were allocated directly to the corresponding segment and were not booked as revenue for the transportation segment. Other figures of 2011 were also reclassified for report purposes.

9

Exploration and production:

Despite the lower sales prices achieved in the second quarter of 2012, the segment recorded higher net income and EBITDA due to greater volumes sold.

Refining:

The segment reported positive operating results in the second quarter of 2012 due to improved refining margins and greater reliability in refining throughput, raising the return from valuable products. The non-operating result was negative in the second quarter because of the loss obtained by the Cartagena Refinery and fluctuation in the COP/USD exchange rate.

Transportation:

In the second quarter of 2012 transported crude volumes fell mainly because of the limited availability of the Caño Limón-Coveñas and Trasandino transportation systems. Despite the limited availability of oil pipelines, revenues rose due to a higher volume of refined products transported and higher fees. The operating result decreased due to the increase in the cost of maintenance, projects and depreciation. Non-operating expenses were affected by the recording of the total cost of the equity tax.

Sales and Marketing:

The segment’s operating results in the second quarter of 2012 decreased compared to the same period last year given the reduction in income generated because of lower sales prices, and the higher costs of transportation of crude and diluents from third parties using tanker trucks. Despite this situation, the segment generated a positive net result compared to a net loss in the second quarter of 2011, which was attributed to the greater impact of the revaluation of the Colombian peso vs. the U.S. dollar in 2011 (revaluation of 0.42% in second quarter of 2012 compared to 5.28% in the same quarter of 2011), and to the hedging operations in 2011.

Equity Method: Net income per segment
(COP$ billion)
	2Q 2012	2Q 2011	1H 2012	1H 2011
Exploration and Production	63.80	69.00	353.93	349.59
Refining	(158.80)	7.00	(39.67)	17.54
Transportation	31.60	1.90	49.02	22.58
Corporate	30.00	24.20	47.33	49.12
Total	(33.40)	102.10	410.62	438.84

10

g.	Ecopetrol S.A. balance sheet

Unconsolidated Balance Sheet
(COP$ Billion)	June 30, 2012	March 31, 2012	∆ (%)
Current Assets	15,534.2	20,765.4	(25.2)%
Long Term Assets	71,172.6	72,432.2	(1.7)%
Total Assets	86,706.8	93,197.6	(7.0)%
Current Liabilities	20,028.7	29,543.9	(32.2)%
Long Term Liabilities	16,207.7	16,587.4	(2.3)%
Total Liabilities	36,236.4	46,131.3	(21.4)%
Equity	50,470.4	47,066.3	7.2%
Total Liabilities and Shareholders´ Equity	86,706.8	93,197.6	(7.0)%

Debit Memorandum accounts	127,360.7	121,666.8
Credit Memorandum accounts	111,986.0	101,153.8

The main variations in assets was due to the reduction in cash and cash equivalents and investments associated with cash used for: 1) payment of COP$4,919 billion in dividends, 2) payment of the second and third income tax installment of COP$ 7,282 billion in the months of April and June, which include a tax prepayment for 2012 of COP$3,064 billion, and 3) payment of surcharge and net worth tax of COP$238 billion.

As of the close of June 2012, liabilities decreased 21.4% in comparison with March of 2012, mainly due to 1) the payment of dividends and, 2) an increase in the tax obligation provision (income tax) for 2011 as well as the first installment for 2012 on the surcharge, and 3) net worth tax in the amount of COP$238 billion.

Financial obligations accounted for 15.7% of total liabilities and include: 1) credit facility with Colombian banks with an outstanding balance of COP$1,822 billion; 2) US$1,500 million bond issue; 3) internal public debt bonds for COP$1,000 billion; 4) Gibraltar Gas Plant contract (BOMT) with a balance of COP$61.7 billion.

The variation of 7.2% in Equity is explained mainly by the net income of the second quarter.

11

II. Business aspects

a.	Investment plan

Investments made by Ecopetrol:

Capex (US$ million)
Business Segment	1H 2012	Allocation by segment	1H 2011	Δ (%)
Exploration	126.9	5%	402.7	-68%
Production	1,479.4	63%	1,530.4	-3%
Refining and Petrochemicals	165.3	7%	134.9	23%
Transportation	304.1	13%	347.4	-12%
Subsidiaries	226.2	10%	531.7	-57%
Acquisitions	0.3	0%	433.0	-100%
Corporate	28.6	1%	37.8	-24%
Total	2,330.8	100%	3,417.9	-32%

The investments made during the second quarter of 2012 decreased as compared to the second quarter of 2011 due to the following events of 2011: 1) the acquisition and development of the Caño Sur field, 2) acquisition of the asset later named Equión, and 3) a loan to Reficar.

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.

Drilling in Colombia (A3/A2 and Stratigraphic)

Ecopetrol S.A.

	2Q- 2012				1H-2012
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	1	0	1	0	2	1	1	0
Stratigraphic	5	1	0	4	8	1	1	6
Total	6	1	1	4	10	2	2	6

During the second quarter 11 A1 wells were drilled, and a total of 18 A1 wells in the first half of 2012.

12

The following is a summary of wells drilled during the second quarter of 2012:

Drilling details (A3/A2 and Stratigraphic) - 2Q-2012
Ecopetrol S.A.

	Type of well	Basin	Block	Well	Result
1	A3/A2	VMM	Tisquirama	Caronte	In evaluation
2	Stratigraphic	LLA	CPO-9	Akacias EST-1	Hydrocarbon presence
3	Stratigraphic	LLA	CPE-2	CPE2 EST-6 ST2	Dry
4	Stratigraphic	LLA	CPE-2	CPE2 EST-5	Dry
5	Stratigraphic	LLA	CPE-8	Segua	Dry
6	Stratigraphic	LLA	Quifa	Quifa Este 1x	Dry

Hocol S.A.

Drilling in Colombia (A3/A2 and Stratigraphic)

Hocol S.A.

	2Q- 2012				1H-2012
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	1	0	0	1	5	3	0	2
Stratigraphic	5	0	5	0	10	2	5	3
Total	6	0	5	1	15	5	5	5

The following is a summary of wells drilled during the second quarter of 2012:

Drilling details (A3/A2 and Stratigraphic) - 2Q-2012

Hocol S.A.

	Type of well	Basin	Block	Well	Result
1	A3/A2	LLA	Guarrojo	Felido	Dry
2	Stratigraphic	LLA	Coclí	ST2	In evaluation
3	Stratigraphic	LLA	Saltarín	ST1	In evaluation
4	Stratigraphic	LLA	Saltarín	ST2	In evaluation
5	Stratigraphic	LLA	Saltarín	ST4	In evaluation
6	Stratigraphic	LLA	CPO16	ST7	In evaluation

Equión S.A.

Drilling of the Mapale-1 exploratory well on the Colombian Atlantic coast was delayed until the third quarter due to bad weather conditions.

International exploration:

Ecopetrol do Brasil

During the second quarter of the year, an assessment of the Itauna 2 appraisal well in Brazil was finalized on block BM-C-29, and results were being integrated into the appraisal data of the discovery .

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Ecopetrol América Inc

In June, the company placed the most competitive bids in six blocks in the "Central Planning Area Lease Sale 222" and the awarding of the blocks is expected to take place in the coming months. Exploration in these blocks (with water depth of more than 800 meters) will take place in 7 to 10 years. Additionally, the drilling of the exploratory well Parmer began in June.

Savia

In the second quarter of the year Savia Perú drilled the exploratory well Colan-1 which is under evaluation.

c.	Production

Corporate Group Production:

Production

Ecopetrol S.A. gross oil and gas production (mboed)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	597.4	577.7	3.4%	588.4	557.4	5.6%
Natural Gas*	112.0	96.7	15.8%	110.3	97.7	12.9%
Total	709.4	674.4	5.2%	698.7	655.1	6.7%

Hocol (mboed)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	24.6	30.2	(18.5)%	26.6	30.4	(12.5)%
Natural Gas	0.4	0.0	100.0%	0.4	0.4	0.0%
Total	25.0	30.2	(17.2)%	27.0	30.8	(12.3)%

Savia (mboed)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	6.8	5.7	19.3%	6.7	5.9	13.6%
Natural Gas	0.7	1.1	(36.4)%	0.7	1.0	(30.0)%
Total	7.5	6.8	10.3%	7.4	6.9	7.2%

Equion (mboed)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	11.2	7.2	55.6%	10.8	6.7	61.2%
Natural Gas	7.2	6.6	9.1%	7.0	5.8	20.7%
Total	18.4	13.8	33.3%	17.8	12.5	42.4%

Ecopetrol America-K2 (mboed)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	1.8	1.8	0.0%	1.9	1.8	5.6%
Natural Gas	0.1	0.2	(50.0)%	0.2	0.2	0.0%
Total	1.9	2.0	(5.0)%	2.1	2.0	5.0%

Ecopetrol including affiliates and subsidiares	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude Oil	641.8	622.6	3.1%	634.4	602.2	5.3%
Natural Gas	120.4	104.6	15.1%	118.6	105.1	12.8%
Total Group's production	762.2	727.2	4.8%	753.0	707.3	6.5%

* Gas production includes white products

14

Production of Ecopetrol S.A.:

Production per type of crude*
	2Q 2012	2Q 2011	Δ (%)	1H 2012	1H 2011	Δ (%)
Light crudes	64.4	59.7	7.9%	62.9	59.9	5.0%
Medium crudes	231.9	238.4	(2.7)%	226.9	234.3	(3.2)%
Heavy crudes	301.1	279.6	7.7%	298.6	263.2	13.4%
Total	597.4	577.7	3.4%	588.4	557.4	5.6%

*Does not include subsidiary companies

The assets with higher production growth between the second quarter of 2011 and the same period of 2012 were: Chichimene field with 16 MBPOD growth, Piedemonte field with 6.5 MBOED growth, Gibraltar gas plant with 4 MBOED growth and Casabe field with 4 MBOED growth.

Development wells:

In line with drilling plans for the year, there was less drilling in the second quarter compared to the same period of 2011.

The following is a summary of development wells in Colombia:

Development wells - Ecopetrol S.A.
	2Q 2012			2Q 2011
Region	Direct	In partnership	Total	Direct	In partnership	Total	∆ (%)
Magdalena	17	58	75	29	101	130	-42.3%
Central	35	56	91	43	58	101	-9.9%
Nororiental	-	1	1	1	1	2	-50.0%
Catatumbo Orinoquia	-	8	8	5	11	16	-50.0%
South	-	7	7	-	7	7	0.0%
Minor fields	-	-	-	-	-	-	0.0%
Total	52	130	182	78	178	256	-28.9%

Development wells - Ecopetrol S.A.
	1H 2012			1H 2011
Region	Direct	In partnership	Total	Direct	In partnership	Total	∆ (%)
Magdalena	37	99	136	62	201	263	(48.3)%
Central	72	105	177	91	121	212	(16.5)%
Nororiental	0	3	3	2	4	6	(50.0)%
Catatumbo Orinoquia	1	20	21	6	24	30	(30.0)%
South	1	12	13	1	15	16	(18.8)%
Minor fields	0	2	2	0	0	0	0.0%
Total	111	241	352	162	365	527	(33.2)%

15

Lifting costs of Ecopetrol S.A.:

Lifting cost per barrel produced for Ecopetrol S.A. during the first half of 2012 was US$9.99 per barrel (based on the methodology approved by the U.S. Securities and Exchange Commission and employed by Ecopetrol, which does not include royalties in the calculation of cost per barrel), an increase of US$0.94 per barrel when compared to the same period of 2011, as a net result of:

•	Higher costs: +US$1,38 per barrel.
o	High-price clauses in joint venture agreements (windfall profit clause on prices of crude)
o	Increase in water treatment volumes, logistical plans implemented to timely address unexpected events
o	Higher industrial services due to initiatives to reactivate wells.

•	Revaluation of the Colombian peso versus the U.S. dollar: +US$0.23 per barrel.

•	Lower costs from higher production volumes: -US$0.67 per barrel.

d.	Refining

Barrancabermeja Refinery:

Barrancabermeja Refinery	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Refinery runs* (mbod)	218.1	230.1	(5.2)%	209.2	229.8	(9.0)%
Utilization factor (%)	79.0	82.7	(4.5)%	71.9	82.7	(13.1)%

* Includes volumes used in the refinery, not total volumes received.

Both crude throughputs and the utilization factor at the refinery during the second quarter of the year decreased compared to the same period last year, because of turnaround schedules of the crude units.

With regard to the modernization project, a contract was granted to carry out modifications on the U-250 unit. This phase was 10.9% complete by the end of the second quarter of the year.

The progress of the master plan for industrial services was 45.8% as of the end of the second quarter of the year.

Costs and margins of the Barrancabermeja refinery:

The refinery’s operating cash cost for the first semester of 2012 was US$6.82 per barrel, US$1.54 per barrel higher than the same period of last year, which was the result of higher costs generated by:

•	Lower throughput due to turnaround schedules: +US$0.58 per barrel.

•	Higher costs due to turnaround schedules: +US$0.80 per barrel.

•	Revaluation of the Colombian peso vs. the US dollar: +US$0.16 per barrel.

16

Barrancabermeja Refinery	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Refining Margin (USD/bl)	12.5	10.9	14.7%	9.3	12.1	(23.1)%

The gross refining margin in the second quarter of 2012 increased compared to the same period last year due to more favorable prices in the production of products, primarily fuel oil.

Reficar S.A. (Cartagena Refinery):

Cartagena Refinery	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Refinery runs* (mbod)	73.1	77.4	(5.6)%	73.4	77.8	(5.7)%
Utilization factor (%)	65.0	76.5	(15.0)%	60.9	84.5	(27.9)%

* Includes volumes used in the refinery, not total volumes received

In the second quarter of 2012, the throughput and the utilization factor decreased compared to the same period last year, due to lower availability of Caño Limón crude and turnaround schedules on the cracking unit.

Cartagena Refinery	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Refining Margin (USD/bl)	5.6	6.8	(17.6)%	5.5	8.3	(33.7)%

Gross refining margin in the second quarter of 2012 decreased compared to the second quarter of last year owing to lower production of gasoline while turnaround schedules were being carried out at the cracking unit. Also, the quality of the crude loaded during May and June affected the profitability of products

As of June, the expansion and modernization project at the refinery was 68% complete.

e.	Transportation

Transported volumes:

Transported volumes (mbod)	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Crude	904.5	943.0	(4.1)%	906.1	902.4	0.4%
Refined Products	287.8	278.6	3.3%	302.2	278.5	8.5%
Total	1,192.3	1,221.6	(2.4)%	1,208.3	1,180.9	2.3%

During the second quarter of 2012, a lower volume was transported in comparison with the same period of 2011 as a result of: 1) reduction in pumping in the 20” Vasconia – GRB Oil Pipeline due to fewer crude requirements for loading the Barrancabermeja refinery, and 2) decreased use of the Caño Limón – Coveñas and Transandino oil pipelines.

17

The following are the highlights of the quarter:

Crude oil:

•	Increased transport capacity through the 14” Galán – Ayacucho system (20 MBOD in the second quarter of 2012 compared to 0 MBOD in the second quarter of 2011).
•	Start-up of conceptual engineering for the technological development of crude: blended with LPG and condensed in Cusiana, and crude heating pilot in the 14” Galán – Ayacucho system.
•	Beginning of construction of the Apiay-Monterrey line as part of the San Fernando Monterrey with a capacity of 390 MBOD

Storage facilities:

•	Commencement of operation of the refurbished 50 kbd capacity TP 403 tank at the Apiay plant.
•	Commencement of operation of the Ayacucho II pumping and refined products storage station,
•	Commencement of operation of a 21 kilometer section of the Galan – Chimita Multipurpose Pipeline, helping reduce the use of drag reducing agents.
•	Commencement of operation of a new LPG relief system at the Cartago Plant.

Transportation costs:

The barrel/kilometer transport cost for the first semester of 2012 was COP$8.50/BKM, which represented an increase of COP$1.18/BKM compared to the same period of last year, due primarily to:

•	Higher costs of COP$+1.85/BKM associated with: 1) an increase in processing raw materials for higher volumes of drag reducing agents required to handle higher transportation volumes; 2) maintenance to ensure that the systems are operating properly and to address geotechnical maintenance issues associated with the harsh rain season; 3) higher depreciation given the start of operations of revamped systems and new pipelines and multipurpose lines; and 4) an increase in air surveillance hours and physical safety activities to ensure access to the southern and northeastern regions so maintenance work could be carried out and operations would not be disrupted.

•	Lower costs of COP$0.67/BKM associated with higher volumes transported.

Bicentenario Oil Pipeline:

During the second quarter of 2012, the financing requirements of phase I of the project were completed with the signing of a credit facility with Colombian banks totaling COP$2.1 trillion. The loan’s interest rate is DTF + 4.54% with a 12-year term and one-year grace period. In addition, construction continued on phase I (the Araguaney – Banadía line). The overall project was 55% completed.

18

Ecopetrol creates new affiliate CENIT:

In June, Ecopetrol’s Board of Directors approved the incorporation of a company specialized in hydrocarbon’s transport that will provide the following services: 1) transport, storage and logistical services for hydrocarbons and refined products in Colombia; 2) port services for international crude and refined product operations; and 3) multimodal transport services (pipelines, tanker trucks, rivers, maritime). This affiliate was named CENIT.

The drivers for incorporating this affiliate are: 1) meeting the transportation needs of the country’s producers in an integrated manner; 2) greater transparency to the market by separating the roles of owner, planner, operator and shipper within the transport systems; 3) ensure that the transport network is available for all of the more than 100 crude oil producers operating in the country today; 4) foster participation of non-producer investors in the transport business; 5) develop the country’s oil industry, capturing synergies for the growth of the Ecopetrol, including its subsidiaries and affiliates; and 6) maintain Ecopetrol’s value, offering alternatives for access by third parties to the transport systems.

The equity authorized and subscribed for Cenit amounts to one trillion three hundred thirty million pesos (COP$1,330,000,000.00) and ten million pesos (COP$10,000,000.00), respectively.

In July, Ecopetrol S.A.’s Board of Directors authorized the contribution into “Cenit” of all of Ecopetrol S.A.’s shares in the following companies: Oleoducto Central S.A. (Ocensa), Oleoducto de Colombia S.A. (ODC), Oleoducto Bicentenario S.A.S., ODL Finance S.A., Serviport S.A. and Ecopetrol Pipelines International Limited.

During the second half of 2012 CENIT will undergo a transition process in order to begin operations in 2013.

f.	Biofuels

Ecodiesel Colombia S.A.:

Production	2Q 2012	2Q 2011	∆ (%)	1H 2012	1H 2011	∆ (%)
Biodiesel (thousand tons)	27.8	24.5	13.5%	57.7	47.0	22.8%

During the second quarter of 2012 biodiesel production increased as a result of stabilization of the acid esterification process, allowing fatty acids (a byproduct of the process) to be converted to biodiesel.

Bioenergy S.A.:

As of June 30, 2012, the Bioenergy project was 45.0% complete (42.5% on the industrial component and 50.9% on the agricultural component).

19

III. Organizational Consolidation, Social Corporate Responsibility and Corporate Government

a.	Organizational consolidation

Health, Safety and Environment (HSE) performance:

HSE Index	1H 2012	1H 2011
Accident frequency index (accidents per million labor hours)	0.97	1.14
Environmental incidents*	20	17

* The number of incidents could change after the end of the quarter given that accidents and incidents may be reclassified depending on the final result of the investigations.

Science and technology:

The following are the highlights of the quarter:

•	Patent granted to Ecopetrol S.A. in Colombia for invention of a “Method of residual sludge fluidization and hydrocarbon recovery in hydrocarbon storage tanks” technology.

•	Patent invention for the technology: “Process for obtaining diesel from vegetable or animal oils by means of hydro treatment with reduced residency times and products achieved as a result.”

Savings and economic benefits:

As a result of the application of technological solutions between the ICP (Ecopetrol´s R&D center) and the company’s operating areas, a total of US$141 million in economic benefits were reported in the second quarter of 2012 mainly in initiatives such as: 1) development of geostatistical models of production fields, 2) catalyst reformulation, and 3) reliability, environmental and energy integration strategies, among others.

b.	Corporate Responsibility

Social investments:

During the first half of 2012 Ecopetrol invested COP$46 billion in social projects.

Stakeholders:

The following are some of the key milestones achieved in interactions with stakeholders during the second quarter of 2012:

•	A public Hearing was held in Tibu on June 26th
•	Eleven roundtables were held with stakeholders.

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IV. Consolidated financial results2

The following are Ecopetrol’s consolidated financial statements:

Consolidated Income Statement

(COP$ Billion)	2Q 2012 *	2Q 2011 *	∆ (%)	1H 2012*	1H 2011*	∆ (%)
Local Sales	5,590.0	5,561.6	0.5%	10,948.0	10,299.4	6.3%
Export Sales	10,406.6	10,219.9	1.8%	22,595.1	19,491.9	15.9%
Sales of services	512.6	483.3	6.1%	994.1	898.2	10.7%
Total Sales	16,509.2	16,264.8	1.5%	34,537.2	30,689.5	12.5%
Variable Costs	7,365.0	7,309.8	0.8%	15,144.4	13,432.0	12.7%
Fixed Costs	2,176.1	2,033.6	7.0%	4,155.7	3,702.7	12.2%
Cost of Sales	9,541.1	9,343.4	2.1%	19,300.1	17,134.7	12.6%
Gross profit	6,968.1	6,921.4	0.7%	15,237.1	13,554.8	12.4%
Operating Expenses	783.1	861.6	(9.1)%	1,537.9	1,798.0	(14.5)%
Operating Profit	6,185.0	6,059.8	2.1%	13,699.2	11,756.8	16.5%
Non Operating Loss	(419.3)	(680.8)	(38.4)%	(1,300.4)	(1,327.2)	(2.0)%
Income tax	2,009.9	1,700.1	18.2%	4,255.1	3,524.3	20.7%
Minority interest	98.7	(72.5)	(236.1)%	212.5	43.7	386.3%
Net Income	3,657.1	3,751.4	(2.5)%	7,931.2	6,861.6	15.6%

EBITDA	7,456.3	7,617.5	(2.1)%	16,235.5	14,525.1	11.8%
EBITDA Margin	45%	47%		47%	47%

* Not audited, for illustration purposes only

The highest individual contributions to total sales (before eliminations) among affiliates during the second quarter of 2012, came from the Cartagena Refinery, with COP$2,021.1 billion; Hocol, with COP$921.3 billion; Equión, with COP$510.7 billion; Propilco S.A., with COP$328.5 billion; and Ocensa S.A., with COP$252.8 billion.

The affiliates with the highest net income were Equión, with COP$181.6 billion and Hocol, with COP$75.9 billion. The highest net loss was reported by Reficar S.A. with COP$168.7 billion, Ecopetrol Oleo e Gas Brasil, with COP$115.0 billion and Ecopetrol America Inc., with COP$19.7 billion.

Ecopetrol del Perú, Ecopetrol do Brasil, Ecopetrol America and Bioenergy have not yet reported earnings either because they are in the pre-operating stage or are carrying out exploratory activities that have not yielded production (except for Ecopetrol America). The affiliates in the crude and product transport business report generate earnings for the group by lowering transport costs.

2 For purposes of consolidation of the first half of 2012, in addition to Ecopetrol’s results, those of the following subsidiaries have been included: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar S.A. , Oleoducto Bicentenario, Ecopetrol Capital A.G. , Equión Energía Limited, Ecopetrol Global Capital SLU, and Cenit Transport and Logistics of Hydrocarbons S.A.S (“Cenit”).

The consolidated financial statements for the first half of 2011 include the following subsidiaries: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A. (as of February 2011), Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011) and Ecopetrol Global Capital SLU.

21

Under the equity participation method, Offshore International Group (Savia Perú) contributed COP$31.0 billion, Ecodiesel COP$0.3 billion, Serviport COP$0.2 billion and Transgas de Occidente COP$0.1 billion.

EBITDA for the second quarter of 2012 was COP$7,456.3 billion, similar to the EBITDA of the second quarter of 2011, and an EBITDA margin of 45%

Consolidated Balance Sheet

(COP$ Billion)	June 30, 2012	March 31, 2012	Δ (%)
Current Assets	19,949.8	25,309.3	(21.2)%
Long Term Assets	76,991.7	76,856.2	0.2%
Total Assets	96,941.5	102,165.5	(5.1)%
Current Liabilities	22,072.6	32,157.8	(31.4)%
Long Term Liabilities	22,352.9	21,258.2	5.1%
Total Liabilities	44,425.5	53,416.0	(16.8)%
Equity	50,058.0	46,389.8	7.9%
Minority interest	2,458.0	2,359.7	4.2%
Total Liabilities and Shareholders´ Equity	96,941.5	102,165.5	(5.1)%

Debit Memorandum accounts	133,394.9	127,798.3
Credit Memorandum accounts	116,494.6	105,619.5

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V. Conference calls

Ecopetrol’s management will host two webcasts to review results for the second quarter of 2012:

Spanish	English
July 25, 2012	July 25, 2012
1:30 p.m. Bogota	3:00 p.m. Bogota
2:30 p.m. New York / Toronto	4:00 p.m. New York / Toronto

The webcast will be available on Ecopetrol’s website www.ecopetrol.com.co

Please access the site 10 minutes beforehand in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profits, assets and net equity. Ecopetrol is the only Colombian vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its affiliates include the following companies: Propilco, Black Gold Re Ltd., Ecopetrol Oleo e Gas do Brasil Ltda., Ecopetrol America Inc., Ecopetrol del Perú S.A., Hocol, Equión Energía Limited, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Refinería de Cartagena, Ecopetrol Transportation Investment, Ecopetrol Capital AG, Oleoducto Bicentenario de Colombia S.A.S., and Cenit Transport and Logistics of Hydrocarbons S.A.S . (“Cenit”).. Ecopetrol S.A. is one of the 40 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%), and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, the New York Stock Exchange (NYSE) under the symbol EC,and the Toronto Stock Exchange (TSX) under the symbol ECP. The company divides its operations into four business segments as follow: 1) exploration and production, 2) transport, 3) refining & petrochemicals, and 4) supply and marketing.

For more information on Ecopetrol, please visit www.ecopetrol.com.co

23

Forward-looking statements

This news release contains forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management concerning the future of the company and its continued access to capital to finance the company’s business plan. Such forward-looking statements depend, essentially, on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

Contact information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

24

VI.	Exhibits

Unaudited Income Statement

Ecopetrol S.A.

COP$ Million	2Q 2012*	2Q 2011*	∆ (%)	1Q 2012	1H 2012*	1H 2011*	∆ (%)

Income
Local Sales	4,630,116	4,459,357	3.8%	4,596,784	9,226,900	8,586,025	7.5%
Export Sales	8,463,542	7,617,575	11.1%	9,132,191	17,595,733	14,274,908	23.3%
Sales to free trade zone	1,295,342	1,440,546	(10.1)%	1,347,609	2,642,951	2,743,034	(3.6)%
Sale of Services	407,131	350,885	16.0%	368,719	775,850	700,766	10.7%
Total Income	14,796,131	13,868,363	6.7%	15,445,303	30,241,434	26,304,733	15.0%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,156,682	3,092,681	2.1%	3,385,158	6,541,840	5,581,270	17.2%
Amortization and Depletion	834,448	1,009,901	(17.4)%	728,286	1,562,734	1,760,086	(11.2)%
Imported products	1,887,354	1,475,373	27.9%	1,854,002	3,741,356	2,810,960	33.1%
Hydrocarbon Transportation Services (1) (2)	502,120	404,492	24.1%	512,507	1,014,627	802,454	26.4%
Inventories	(340,950)	159,738	(313.4)%	(319,656)	(660,606)	(253,223)	160.9%
Other	477,519	48,675	881.0%	276,068	753,587	463,025	62.8%
Fixed Costs
Depreciation	312,211	285,343	9.4%	301,230	613,441	556,983	10.1%
Contracted Services	711,373	658,773	8.0%	612,128	1,323,501	1,052,705	25.7%
Maintenance	319,843	256,472	24.7%	220,495	540,338	456,992	18.2%
Labor Costs	245,882	212,159	15.9%	234,862	480,744	455,065	5.6%
Other	201,387	206,721	(2.6)%	161,698	363,085	375,578	(3.3)%
Total Cost of Sales	8,307,869	7,810,328	6.4%	7,966,778	16,274,648	14,061,895	15.7%
Gross Profits	6,488,262	6,058,035	7.1%	7,478,525	13,966,786	12,242,838	14.1%
Operating Expenses
Administration	152,097	163,716	(7.1)%	151,092	303,189	291,825	3.9%
Selling expenses (3)	147,913	78,905	87.5%	255,109	403,022	253,725	58.8%
Exploration and Projects	186,996	206,131	(9.3)%	168,142	355,138	697,302	(49.1)%
Operating Income/Loss	6,001,256	5,609,283	7.0%	6,904,182	12,905,437	10,999,986	17.3%
Non Operating Income (expenses)
Financial Income	1,307,117	1,153,622	13.3%	1,259,336	2,566,453	2,168,448	18.4%
Financial Expenses	(1,212,166)	(1,634,603)	25.8%	(1,434,474)	(2,646,637)	(2,719,840)	2.7%
Interest expenses	(122,802)	(50,340)	143.9%	(55,608)	(178,412)	(69,315)	157.4%
Non Financial Income	204,290	134,241	52.2%	168,889	373,179	362,707	2.9%
Non Financial Expenses	(613,097)	(334,202)	83.5%	(872,093)	(1,485,192)	(1,108,435)	34.0%
Results from Subsidiaries	(33,349)	102,141	(132.6)%	443,963	410,616	438,839	(6.4)%

Income before income tax	5,531,249	4,980,142	11.1%	6,414,195	11,945,444	10,072,390	18.6%
Provision for Income Tax	1,855,770	1,565,811	18.5%	2,071,143	3,926,913	3,253,382	20.7%
Minority interest
Net Income	3,675,479	3,414,331	7.6%	4,343,052	8,018,531	6,819,008	17.6%

EBITDA	7,056,603	6,880,892	2.6%	8,119,318	15,175,921	13,407,114	13.2%
EBITDA MARGIN	48%	50%		53%	50%	51%
EARNINGS PER SHARE	89.39	84.36	6.0%	105.63	195.02	168.48	15.8%

* Not audited, for illustration purposes only

(1)	For comparisons, in 2Q-2011 COP$161.1 billion, in 1Q-2011 COP$156.2 billion and in 1H-2011 COP$317.3 billion of fees for the export of hydrocarbons were reclassified from commercial expenses.

(2)	For comparisons, in 1Q-2012 COP$299.7 billion hydrocarbons were reclassified from commercial expenses

(3)	For comparisons, in 2Q-2011 COP$112.0 billion, in 1Q-2011 -COP$23.0 billion and in 1H-2011 COP$88.9 billion of operating provisions are included. 1Q-2012 includes an operational provision of –COP$41.8 billion.

25

Balance Sheet

Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated
	June 30, 2012	March 31, 2012	∆ (%)	June 30, 2012	March 31, 2012	∆ (%)
COP$ Million

Assets
Current Assets
Cash and cash equivalents	4,063,131	8,211,902	(50.5)%	5,958,773	10,391,302	(42.7)%
Investments	600,592	2,748,141	(78.1)%	620,557	2,968,814	(79.1)%
Accounts and notes receivable	3,964,621	4,096,347	(3.2)%	4,983,644	4,694,777	6.2%
Inventories	2,723,353	2,628,883	3.6%	3,165,111	3,028,405	4.5%
Other	4,182,511	3,080,110	35.8%	5,221,695	4,226,032	23.6%
Total Current Assets	15,534,208	20,765,383	(25.2)%	19,949,780	25,309,330	(21.2)%
Non Current Assets
Investments	18,619,650	20,765,513	(10.3)%	6,253,321	8,151,760	(23.3)%
Accounts and notes receivable	1,597,526	1,600,080	(0.2)%	440,354	489,924	(10.1)%
Property, plant and equipment, net	20,422,903	19,902,700	2.6%	32,216,830	30,586,262	5.3%
Natural and environmental properties, Net	13,935,851	13,580,349	2.6%	16,456,955	16,128,155	2.0%
Resources delivered to administration	292,287	286,316	2.1%	321,666	321,666	0.0%
Other	16,304,410	16,297,238	0.0%	21,302,575	21,178,403	0.6%
Total Non Current Assets	71,172,627	72,432,196	(1.7)%	76,991,701	76,856,170	0.2%
Total Assets	86,706,835	93,197,579	(7.0)%	96,941,481	102,165,500	(5.1)%

Liabilities and Equity
Current Liabilities
Financial obligations	448,892	450,190	(0.3)%	921,243	1,165,463	(21.0)%
Accounts payable and related parties	13,752,469	18,926,625	(27.3)%	13,888,744	19,139,843	(27.4)%
Estimated liabilities and provisions	1,467,326	1,305,326	12.4%	2,264,872	2,050,600	10.4%
Other	4,360,013	8,861,735	(50.8)%	4,997,754	9,801,864	(49.0)%
Total Current Liabilities	20,028,700	29,543,876	(32.2)%	22,072,613	32,157,770	(31.4)%
Long Term Liabilities
Financial obligations	5,239,811	5,423,065	(3.4)%	9,962,701	9,010,732	10.6%
Labor and pension plan obligations	3,384,102	3,274,523	3.3%	3,392,839	3,284,432	3.3%
Estimated liabilities and provisions	3,998,027	3,966,518	0.8%	4,110,787	4,076,182	0.8%
Other	3,585,794	3,923,306	(8.6)%	4,886,495	4,886,896	(0.0)%
Total Long Term Liabilities	16,207,734	16,587,412	(2.3)%	22,352,822	21,258,242	5.1%
Total Liabilities	36,236,434	46,131,288	(21.4)%	44,425,435	53,416,012	(16.8)%
Minoritary Interest				2,458,035	2,359,728	4.2%
Equity	50,470,401	47,066,291	7.2%	50,058,011	46,389,760	7.9%

Total Liabilities and Shareholders' Equity	86,706,835	93,197,579	(7.0)%	96,941,481	102,165,500	(5.1)%

Memorandum Debtor Accounts *	127,360,652	121,666,784		133,394,876	127,798,266
Memorandum Creditor Accounts *	111,986,030	101,153,803		116,494,600	105,619,534

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet

26

Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million
	2Q-2012*	2Q-2011 *	∆ (%)	1Q-2012*	1H 2012*	1H 2011*	∆ (%)
Income
Local Sales	5,590,008	5,561,553	0.5%	5,357,979	10,947,987	10,299,373	6.3%
Export Sales	10,406,605	10,219,869	1.8%	12,188,453	22,595,058	19,491,936	15.9%
Sale of Services	512,607	483,278	6.1%	481,491	994,098	898,248	10.7%
Total Income	16,509,220	16,264,700	1.5%	18,027,923	34,537,143	30,689,557	12.5%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,452,230	3,679,313	(6.2)%	4,513,195	7,965,425	7,149,942	11.4%
Amortization and Depletion	976,666	1,137,885	(14.2)%	899,870	1,876,536	2,017,612	(7.0)%
Imported products	2,574,184	2,077,996	23.9%	2,401,767	4,975,951	3,868,788	28.6%
Hydrocarbon Transportation Services	377,385	285,546	32.2%	247,760	625,145	478,071	30.8%
Inventories	(447,303)	169,587	(363.8)%	(291,843)	(739,146)	(328,315)	125.1%
Other	431,830	(40,575)	(1,164.3)%	8,637	440,467	245,879	79.1%
Fixed Costs
Depreciation	470,067	463,758	1.4%	449,018	919,085	890,725	3.2%
Contracted Services	723,556	620,204	16.7%	619,483	1,343,039	1,049,224	28.0%
Maintenance	391,739	377,131	3.9%	318,431	710,170	667,306	6.4%
Labor Costs	264,920	275,084	(3.7)%	252,444	517,364	521,551	(0.8)%
Other	325,768	297,460	9.5%	340,313	666,081	573,933	16.1%
Total Cost of Sales	9,541,042	9,343,389	2.1%	9,759,075	19,300,117	17,134,716	12.6%
Gross Profits	6,968,178	6,921,311	0.7%	8,268,848	15,237,026	13,554,841	12.4%
Operating Expenses
Administration	218,458	324,507	(32.7)%	254,768	473,226	545,282	(13.2)%
Selling expenses	197,996	200,998	(1.5)%	269,847	467,843	399,801	17.0%
Exploration and Projects	366,665	336,049	9.1%	230,199	596,864	852,961	(30.0)%
Operating Income/Loss	6,185,059	6,059,757	2.1%	7,514,034	13,699,093	11,756,797	16.5%
Non Operating Income (expenses)
Financial Income	2,012,010	1,334,302	50.8%	1,936,070	3,948,080	2,477,549	59.4%
Financial Expenses	(1,911,282)	(1,766,418)	8.2%	(1,938,915)	(3,850,197)	(2,949,723)	30.5%
Interest expenses	(175,415)	(90,628)	93.6%	(102,764)	(278,179)	(143,363)	94.0%
Non Financial Income	242,122	248,334	(2.5)%	177,038	419,160	500,379	(16.2)%
Non Financial Expenses	(586,685)	(406,374)	44.4%	(952,622)	(1,539,307)	(1,212,023)	27.0%

Income before income tax	5,765,809	5,378,973	7.2%	6,632,841	12,398,650	10,429,616	18.9%
Provision for Income Tax	2,009,931	1,700,145	18.2%	2,245,157	4,255,088	3,524,320	20.7%
Minority interest	98,737	(72,471)	(236.2)%	113,742	212,479	43,679	386.5%
Net Income	3,657,141	3,751,299	(2.5)%	4,273,942	7,931,083	6,861,617	15.6%

EBITDA	7,456,278	7,617,537	(2.1)%	8,779,235	16,235,513	14,525,075	11.8%
EBITDA MARGIN	45%	47%		49%	47%	47%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

This statement is not audited

For comparative purposes reclasifications were made in the first quarter of 2011 in financial income and expenses regarding OCENSA's fx difference

27

Unaudited Cash Flow Statement

Ecopetrol S.A.

COP$ million	2Q 2012 *	2Q 2011 *	∆ (%)	1Q 2012 *	1H 2012*	1H 2011*	∆ (%)
Cash flow provided by operating activities:
Net income	3,675,480	3,414,331	7.6%	4,343,051	8,018,531	6,819,008	17.6%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,456,323	1,412,863	3.1%	1,216,158	2,672,481	2,578,284	3.6%
Net provisions	109,310	(141,010)	177.5%	124,416	233,726	(93,270)	350.6%
Disposal of property, plant and equipment	(36)	-	0.0%	150	114	399	-71.4%
Loss for disposal of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Loss for disposal of natural and environmental resources	-	-	0.0%	3,490	3,490	-	0.0%
Loss for disposal of other assets	-	209	-100.0%	-	-	268	-100.0%
Income (loss) from equity method on affiliated companies	33,348	(102,141)	132.6%	(443,964)	(410,616)	(438,839)	6.4%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(959,449)	(758,540)	26.5%	1,179,757	220,308	(2,060,486)	110.7%
Inventories	(84,014)	145,495	-157.7%	(232,729)	(316,743)	(248,193)	27.6%
Deferred and other assets	(89,003)	(1,777)	4908.6%	484,146	395,143	(1,544,261)	125.6%
Accounts payable and related parties	(497,657)	1,131,315	-144.0%	2,193,884	1,696,227	2,513,138	-32.5%
Taxes payable	(4,771,670)	(1,537,495)	210.4%	1,384,168	(3,387,502)	1,879,274	-280.3%
Labor obligations	28,097	3,388	729.3%	(42,360)	(14,263)	(11,138)	28.1%
Estimated liabilities and provisions	(68,270)	45,545	-249.9%	(115,274)	(183,544)	(47,903)	283.2%
Cash provided by operating activities	(1,167,541)	3,612,183	-132.3%	10,094,893	8,927,352	9,346,281	-4.5%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	-	-	(813,145)	100.0%
Purchase of investment securities	(444,395)	(5,073,296)	91.2%	(6,871,316)	(7,315,711)	(9,585,929)	23.7%
Redemption of investment securities	4,400,585	5,334,833	-17.5%	2,457,636	6,858,221	8,535,622	-19.7%
Sale of property, plant and equipment	-	198	-100.0%	-	-	1,620	0.0%
Investment in natural and environmental resources	(1,009,181)	(981,219)	-2.8%	(542,001)	(1,551,182)	(1,394,516)	11.2%
Additions to property, plant and equipment	(834,476)	(1,408,428)	40.8%	(1,191,579)	(2,026,055)	(2,560,829)	20.9%
Net cash used in investing activities	2,112,533	(2,127,912)	199.3%	(6,147,260)	(4,034,727)	(5,817,177)	30.6%

Cash flows from financing activities:
Financial obligations	(173,986)	(144,560)	20.4%	(71,316)	(245,302)	(204,842)	19.8%
Received from associates - capitalization	-	70	-100.0%	-	-	27	-100.0%
Dividends	(4,919,777)	(1,983,151)	148.1%	32,542	(4,887,235)	(1,921,254)	154.4%
Net cash used in financing activities	(5,093,763)	(2,127,641)	139.4%	(38,774)	(5,132,537)	(2,126,069)	141.4%

Net increase (decrease) in cash and cash equivalents	(4,148,771)	(643,370)	544.8%	3,908,859	(239,912)	1,403,035	-117.1%
Cash and cash equivalents at the beginnig of the year	8,211,902	3,638,488	125.7%	4,303,043	4,303,043	1,592,083	170.3%
Cash and cash equivalents at the end of the year	4,063,131	2,995,118	35.7%	8,211,902	4,063,131	2,995,118	35.7%

NOTES:

* Not audited, for illustration purposes only.

28

Unaudited Cash Flow Statement

Ecopetrol Consolidated

COP$ million	2Q 2012 *	2Q 2011 *	∆ (%)	1Q 2012 *	1H 2012	1H 2011	∆ (%)

Cash flow provided by operating activities:
Net income	3,657,140	3,751,302	(2.5%)	4,273,943	7,931,083	6,861,619	15.6%
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	98,737	116,150	-15%	113,742	212,479	43,679	386%
Depreciation, depletion and amortization	1,823,454	1,732,731	5.2%	1,583,761	3,407,215	3,189,127	6.8%
Net provisions	115,315	(138,193)	183.4%	128,594	243,909	(91,235)	367.3%
Disposal of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Loss for disposal of property, plant and equipment	(36)	-	0.0%	150	114	399	(71.4%)
Loss for disposal of natural and environmental resources	-	-	0.0%	3,490	3,490	-	0.0%
Loss for disposal of other assets	-	209	(100.0%)	-	-	268	(100.0%)
Income (loss) from equity method on affiliated companies	(31,611)	(36,021)	12.2%	(21,924)	(53,535)	(79,545)	32.7%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1,238,555)	(642,710)	(92.7%)	(728,481)	(1,967,036)	(1,868,794)	5.3%
Inventories	(130,480)	102,836	(226.9%)	(267,871)	(398,351)	(382,537)	4.1%
Deferred and other assets	(167,193)	(173,519)	3.6%	299,003	131,810	(607,266)	121.7%
Accounts payable and related parties	(16,347)	1,607,185	(101.0%)	2,365,608	2,349,261	2,618,416	(10.3%)
Taxes payable	(4,673,081)	(1,739,661)	168.6%	981,473	(3,691,608)	441,226	(936.7%)
Labor obligations	38,067	6,236	510.4%	(67,771)	(29,704)	(6,725)	341.7%
Estimated liabilities and provisions	(654,436)	195,085	(435.5%)	601,262	(53,174)	642,678	(108.3%)
Cash provided by operating activities	(1,179,026)	4,781,630	(124.7%)	9,264,979	8,085,953	10,761,310	(24.9%)

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	-	-	(813,145)	100.0%
Purchase of investment securities	(444,395)	(5,073,296)	(91.2%)	(6,871,316)	(7,315,711)	(9,585,929)	23.7%
Redemption of investment securities	4,700,983	5,028,631	(6.5%)	2,474,274	7,175,257	8,648,329	(17.0%)
Sale of property, plant and equipment	-	909	(100.0%)	-	-	1,620	(100.0%)
Investment in natural and environmental resources	(1,171,691)	(1,153,444)	1.6%	(1,541,153)	(2,712,844)	(2,332,837)	16.3%
Additions to property, plant and equipment	(2,136,508)	(2,341,292)	8.7%	(1,148,214)	(3,284,722)	(4,255,862)	22.8%
Net cash used in investing activities	948,389	(3,538,492)	(126.8%)	(7,086,409)	(6,138,020)	(8,337,824)	26.4%

Cash flows financing activities:
Minority interest	(430)	(253,418)	99.8%	(6,645)	(7,075)	562,299	(101.3%)
Financial obligations	718,315	244,422	193.9%	1,601,207	2,319,522	166,131	1,296.2%
Received from associates - capitalization	-	70	(100.0%)	-	-	27	(100.0%)
Dividends	(4,919,777)	(1,983,151)	100.0%	32,542	(4,887,235)	(1,921,254)	154.4%
Net cash used in financing activities	(4,201,892)	(1,992,077)	110.9%	1,627,104	(2,574,788)	(1,192,797)	115.9%

Net increase (decrease) in cash and cash equivalents	(4,432,529)	(748,939)	491.8%	3,805,674	(626,855)	1,230,689	(150.9%)
Cash and cash equivalents at the beginnig of the year	10,391,302	5,703,406	82.2%	6,585,628	6,585,628	3,726,778	76.7%
Cash and cash equivalents at the end of the year	5,958,773	4,954,467	20.3%	10,391,302	5,958,773	4,957,467	20.2%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol’s financial statement, though they do adjust to the methodology defined for this purpose.

29

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	2Q 2012 *	2Q 2011 *	∆ (%)	1Q 2012*	1H 2012*	1H 2011*	∆ (%)
EBITDA CALCULATION
Operating income	6,001,256	5,609,283	7.0%	6,904,182	12,905,437	10,999,986	17.3%
Plus: Depreciations, depletions and amortizations	1,055,347	1,271,609	-17.0%	1,215,136	2,270,484	2,407,128	-5.7%
UNCONSOLIDATED EBITDA	7,056,603	6,880,892	2.6%	8,119,318	15,175,921	13,407,114	13.2%

RECONCILIATION NET INCOME TO EBITDA
Net Income	3,675,480	3,414,331	7.6%	4,343,051	8,018,531	6,819,008	17.6%
Depreciations, depletions and amortizations	1,055,347	1,271,609	-17.0%	1,215,136	2,270,484	2,407,128	-5.7%
Financial income	(1,307,117)	(1,153,622)	13.3%	(1,259,336)	(2,566,453)	(2,168,448)	18.4%
Financial expenses	1,334,968	1,684,943	-20.8%	1,490,081	2,825,049	2,789,155	1.3%
Non financial income	(122,647)	(119,220)	2.9%	(250,531)	(373,179)	(370,937)	0.6%
Non financial expenses	531,454	319,181	66.5%	953,738	1,485,192	1,116,665	33.0%
Results in subsidiaries	33,348	(102,141)	-132.6%	(443,964)	(410,616)	(438,839)	-6.4%
Provision for income tax	1,855,770	1,565,811	18.5%	2,071,143	3,926,913	3,253,382	20.7%
UNCONSOLIDATED EBITDA	7,056,603	6,880,892	2.6%	8,119,318	15,175,921	13,407,114	13.2%

Ecopetrol Consolidated

COP$ Millions	2Q 2012 *	2Q 2011 *	∆ (%)	1Q 2012*	1H 2012*	1H 2011*	∆ (%)
EBITDA CALCULATION
Operating income	6,185,059	6,059,757	2.1%	7,514,034	13,699,093	11,756,797	16.5%
Plus: Depreciations, depletions and amortizations	1,481,535	1,673,938	-11.5%	1,499,788	2,981,323	3,102,983	-3.9%
Minority interest	(210,316)	(116,158)	81.1%	(234,587)	(444,903)	(328,778)	35.3%
CONSOLIDATED EBITDA	7,456,278	7,617,537	-2.1%	8,779,235	16,235,513	14,531,002	11.7%

RECONCILIATION NET INCOME TO EBITDA
Net income	3,657,141	3,751,300	-2.5%	4,273,942	7,931,083	6,861,617	15.6%
Depreciations, depletions and amortizations	1,505,722	1,673,938	-10.0%	1,475,601	2,981,323	3,102,983	-3.9%
Financial income	(1,980,444)	(1,301,682)	52.1%	(1,912,702)	(3,893,146)	(2,386,231)	63.2%
Financial expenses	2,086,743	1,860,447	12.2%	2,040,233	4,126,976	3,081,313	33.9%
Non financial income	(267,950)	(313,313)	-14.5%	(206,143)	(474,093)	(607,631)	-22.0%
Non financial expenses	556,714	435,332	27.9%	983,992	1,540,706	1,233,803	24.9%
Minority interest on net income	98,737	(72,472)	-236.2%	113,742	212,479	43,679	386.5%
Provision for income taxes	2,009,931	1,700,145	18.2%	2,245,157	4,255,088	3,524,320	20.7%
Minority interest on Ebitda	(210,316)	(116,158)	81.1%	(234,587)	(444,903)	(328,778)	35.3%
CONSOLIDATED EBITDA	7,456,278	7,617,537	-2.1%	8,779,235	16,235,513	14,525,075	11.8%

* Not audited, for illustration purposes only

30

VII. Subsidiaries results

Note: The financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	2Q 2012	2Q 2011	1H 2012	1H 2011
Local Sales	0.7	0.8	2.7	2.9
Export Sales	920.6	898.9	2,005.9	1,788.5
Total Sales	921.3	899.7	2,008.6	1,791.4
Variable Costs	644.8	570.6	1,351.5	1,095.9
Fixed Costs	111.9	114.5	212.9	204.9
Cost of Sales	756.7	685.1	1,564.4	1,300.8
Gross profit	164.6	214.6	444.2	490.6
Operating Expenses	76.1	46.7	114.1	55.7
Operating Profit	88.5	167.9	330.1	435.0
Profit/(Loss) before taxes	112.1	187.0	363.0	462.8
Income tax	36.2	60.2	100.2	150.0
Net Income/Loss	75.9	126.8	262.8	312.8

EBITDA margin	17%	27%	24%	32%
EBITDA to EC GROUP*	160.0	240.5	481.3	577.3

*EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of June 30, 2012	As of March 31, 2012
Current Assets	1,059.9	1,226.6
Long Term Assets	1,628.5	1,606.4
Total Assets	2,688.4	2,833.0
Current Liabilities	485.0	691.9
Long Term Liabilities	148.6	158.5
Deferred taxes	-	-
Total Liabilities	633.6	850.4
Equity	2,054.8	1,982.6
Total Liabilities and Shareholders´ Equity	2,688.4	2,833.0

31

2.	Savia Perú

Income Statement
US$ million	2Q 2012	2Q 2011	As of June 30, 2012	As of June 30, 2011
Local Sales	162.1	102.1	240.2	200.8
Sales of services	-	3.1	-	5.6
Total Sales	162.1	105.2	240.2	206.4
Variable Costs	40.4	46.5	58.1	84.5
Fixed Costs	40.3	13.9	56.6	26.3
Cost of Sales	80.7	60.4	114.7	110.8
Gross profit	81.4	44.8	125.6	95.6
Operating Expenses	25.1	15.0	35.4	25.0
Operating Profit	56.3	29.8	90.2	70.6
Profit/(Loss) before taxes	57.2	29.8	90.2	70.6
Income tax	13.9	3.3	24.5	10.8
Deferred taxes	3.6	3.1	3.2	8.0
Net Income/Loss	39.7	23.4	62.4	51.8

EBITDA	96.9	41.9	145.8	93.5
EBITDA margin	60%	40%	61%	47%

* Total Ebitda of Savia in 2Q of 2012. In the report of 2Q 2011 Ebitda figure was prorated based on Ecopetrol´s interest in Savia.

Balance Sheet
US$ million	As of June 30, 2012	As of February 29, 2012
Current Assets	233.6	251.3
Long Term Assets	604.5	582.6
Total Assets	838.1	833.9
Current Liabilities	173.9	196.1
Long Term Liabilities	156.0	169.4
Total Liabilities	329.9	365.5
Equity	508.2	468.4
Total Liabilities and Shareholders´ Equity	838.1	833.9

32

3.	Equión

Income Statement
(COP$ Billion)	2Q 2012	2Q 2011	1H 2012	1H 2011
Local Sales	46.3	29.1	101.6	53.6
Export Sales	464.4	447.7	971.9	863.6
Sales of services	-	0.9	-	1.6
Total Sales	510.7	477.7	1,073.5	918.8
Variable Costs	176.9	280.2	389.3	448.4
Fixed Costs	41.5	29.0	73.0	53.3
Cost of Sales	218.4	309.2	462.3	501.7
Gross profit	292.3	168.5	611.2	417.1
Operating Expenses	20.0	119.6	32.6	125.2
Operating Profit	272.3	48.9	578.6	291.9
Profit/(Loss) before taxes	294.9	(76.1)	618.5	183.4
Income tax	113.4	62.6	217.6	110.6
Net Income/Loss	181.5	(138.7)	400.9	72.8

EBITDA margin	65%	16%	65%	38%
EBITDA to EC GROUP*	169.8	40.1	356.8	178.6

*EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of June 30, 2012	As of March 31, 2012
Current Assets	1,217.1	1,281.5
Long Term Assets	2,246.1	2,170.6
Total Assets	3,463.2	3,452.1
Current Liabilities	658.0	859.5
Long Term Liabilities	202.3	169.4
Deferred taxes	-	-
Total Liabilities	860.3	1,028.9
Equity	2,602.9	2,423.2
Total Liabilities and Shareholders´ Equity	3,463.2	3,452.1

33

Refining and Petrochemicals

1.	Propilco

Sales volume (tons)	2Q 2012	2Q 2011	1H 2012	1H 2011
Polypropylene	91,568	91,955	192,660	187,470
Polypropylene marketing for COMAI	2,588	2,461	5,384	5,074
Polyethylene marketing	2,642	-	5,445	-
Total	96,798	94,416	203,490	192,543

Income Statement
(COP$ Billion)	2Q 2012	2Q 2011	1H 2012	1H 2011
Local Sales	151.4	189.0	320.7	362.0
Export Sales	177.1	200.6	362.6	401.1
Total Sales	328.5	389.7	683.3	763.1
Variable Costs	274.4	330.2	568.2	633.1
Fixed Costs	26.8	25.8	54.3	52.2
Cost of Sales	301.2	356.0	622.5	685.2
Gross profit	27.3	33.7	60.8	77.9
Operating Expenses	25.6	24.3	53.4	48.7
Operating Profit	1.7	9.4	7.4	29.2
Profit/(Loss) before taxes	8.5	12.0	14.1	26.9
Income tax	(2.9)	1.3	(0.9)	3.6
Minority interest	-	-	-	-
Net Income/Loss	11.4	10.7	15.0	23.3

EBITDA margin	4%	6%	5%	7%
EBITDA to EC GROUP*	14.2	22.2	32.6	54.8

*EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of June 30, 2012	As of March 31, 2012
Current Assets	663.7	646.4
Long Term Assets	508.0	506.7
Total Assets	1,171.7	1,153.1
Current Liabilities	401.5	383.5
Long Term Liabilities	126.6	137.2
Total Liabilities	528.1	520.7
Equity	643.6	632.4
Total Liabilities and Shareholders´ Equity	1,171.7	1,153.1

34

2.	Reficar

Sales Volume (MBD)	2Q 2012	2Q 2011	1H 2012	1H 2011
Local	47.8	41.7	44.8	41.6
International	47.6	53.0	52.1	54.6
Total	95.4	94.7	96.9	96.2

Income Statement
(COP$ Billion)	2Q 2012*	2Q 2011*	As of May 31, 2012	As of May 31, 2011
Local Sales	972.4	909.8	1,565.4	1,421.0
Export Sales	1,048.7	1,099.2	1,732.9	1,699.0
Total Sales	2,021.1	2,009.0	3,298.3	3,120.0
Variable Costs	2,064.4	1,895.7	3,308.9	2,909.8
Fixed Costs	81.8	71.0	127.1	108.7
Cost of Sales	2,146.2	1,966.7	3,436.0	3,018.5
Gross profit	(125.1)	42.3	(137.7)	101.5
Operating Expenses	25.5	23.4	80.3	71.9
Operating Profit	(150.6)	18.8	(218.0)	29.6
Non Operating income	43.7	66.4	292.7	91.7
Non Operating expenses	(60.7)	(75.7)	(124.6)	(104.7)
Profit/(Loss) before taxes	(167.6)	9.6	(49.9)	16.6
Income tax	1.1	1.3	1.9	2.2
Minority interest	-	-	-	-
Net Income/Loss	(168.7)	8.3	(51.8)	14.4

EBITDA margin	-8%	0%	-2%	0%
EBITDA to EC GROUP**	(87.7)	55.6	(139.5)	86.3

* The quarter corresponds to March-May

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of May 31, 2012	As of February 29, 2012
Current Assets	1,528.9	1,507.0
Long Term Assets	7,308.5	6,309.0
Total Assets	8,837.4	7,816.0
Current Liabilities	1,472.0	1,532.9
Long Term Liabilities	4,856.6	3,605.6
Total Liabilities	6,328.6	5,138.5
Equity	2,508.8	2,677.5
Total Liabilities and Shareholders´ Equity	8,837.4	7,816.0

35

Transport

1.	Ocensa

Transported volumes (thousand barrels per day)	2Q 2012	2Q 2011	1H 2012	1H 2011
Cusiana-Porvenir	167,667.8	168,773.9	164,542.3	130,868.8
Porvenir-Vasconia	593,171.0	575,083.3	595,056.2	546,776.2
Vasconia-Coveñas	410,189.6	369,172.9	408,762.8	346,630.0
Coveñas-Export Port	405,381.3	336,204.5	421,500.1	325,892.9

Income Statement
(COP$ Billion)	2Q 2012	2Q 2011	1H 2012	1H 2011
Sales of services	252.8	258.6	509.7	492.6
Total Sales	252.8	258.6	509.7	492.6
Cost of Sales	134.8	184.9	319.7	340.8
Gross profit	118.0	73.6	190.0	151.8
Operating Expenses	14.5	11.8	37.1	31.4
Operating Profit	103.5	61.9	152.9	120.4
Profit/(Loss) before taxes	44.1	5.2	40.6	33.8
Income tax	1.3	1.3	2.7	2.7
Minority interest	-	-	-	-
Net Income/Loss	42.8	3.9	37.9	31.1

EBITDA margin	69%	66%	68%	67%
EBITDA to EC GROUP*	147.4	102.2	294.9	198.8

*EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of June 30, 2012	As of March 31, 2012
Current Assets	872.7	734.2
Long Term Assets	3,657.6	3,729.0
Total Assets	4,530.3	4,463.2
Current Liabilities	330.3	303.1
Long Term Liabilities	816.0	820.3
Total Liabilities	1,146.3	1,123.4
Equity	3,384.0	3,339.8
Total Liabilities and Shareholders´ Equity	4,530.3	4,463.2

36

2.	ODL

	2Q 2012	2Q 2011	1H 2012	1H 2011
Transported volumes (MBOD)	217	217	221	199

Income Statement
(COP$ Billion)	2Q 2012	2Q 2011	1H 2012	1H 2011
Sales of services	102.7	66.6	227.6	136.5
Total Sales	102.7	66.6	227.6	136.5
Variable Costs	21.1	17.6	33.9	24.0
Fixed Costs	55.7	38.3	111.7	67.6
Cost of Sales	76.8	55.9	145.6	91.6
Gross profit	25.9	10.7	82.0	44.9
Operating Expenses	4.8	3.5	9.5	6.5
Operating Profit	21.1	7.2	72.5	38.4
Profit/(Loss) before taxes	6.5	5.1	32.1	18.8
Income tax	3.3	2.2	3.5	2.2
Minority interest	-	-	-	-
Net Income/Loss	3.2	2.9	28.6	16.6

EBITDA margin	50%	41%	60%	58%
EBITDA to EC GROUP*	33.5	17.9	89.2	51.1

*EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of June 30, 2012	As of March 31, 2012
Current Assets	315.10	353.80
Long Term Assets	1,958.40	1,935.50
Total Assets	2,273.50	2,289.30
Current Liabilities	171.90	186.50
Long Term Liabilities	1,395.30	1,399.70
Total Liabilities	1,567.20	1,586.20
Equity	706.30	703.10
Total Liabilities and Shareholders´ Equity	2,273.5	2,289.30

37

Biofuels

1.	Ecodiesel

Sales volume (thousand barrels per day)	2Q 2012	2Q 2011	1H 2012	1H 2011
Biodiesel	4	3	8	-
Glycerin	0	0	1	-
Total	4	4	9	-

Income Statement

(COP$ Billion)	2Q 2012	2Q 2011	As of May 31, 2012	As of June 30, 2011
Domestic sales	55.4	72.8	135.3	143.4
Total Sales	55.4	72.8	135.3	143.4
Variable Costs	47.5	67.6	116.5	132.1
Fixed Costs	-	-	-	-
Cost of Sales	47.5	67.6	116.5	132.1
Gross profit	7.9	5.2	18.8	11.3
Operating Expenses	5.7	3.0	14.5	7.0
Operating Profit	2.1	2.1	4.3	4.2
Profit/(Loss) before taxes	0.00	0.00	-	-
Net Income	0.00	0.00	0.00	0.00

EBITDA	5.8	4.0	16.2	4.2
EBITDA margin	10%	5%	12%	3%

Balance Sheet

COP$ Billion	As of May 31, 2012	As of March 31 de 2012
Current Assets	57.4	64.1
Long Term Assets	76.6	81.9
Total Assets	134.0	146.0
Current Liabilities	112.0	66.2
Long Term Liabilities	-	58.5
Total Liabilities	112.0	124.7
Equity	22.0	21.4
Total Liabilities and Shareholders´ Equity	134.0	146.0

38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 24, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer